Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: June 20, 2013

June 20, 2013

Dear Associates,

I’m delighted to report that during the last two weeks we have taken several important steps toward our planned merger with OfficeMax.

First, we set the date of July 10, 2013 for our special shareholder meeting at which Office Depot shareholders vote to approve the issuance of shares of our common stock to OfficeMax shareholders at the closing of the merger transaction. We have mailed joint proxy statement/prospectus materials for this meeting to our shareholders of record as of May 28, 2013. OfficeMax will also hold a special shareholder meeting on July 10 to approve the merger.

Second, the CEO Selection Committee has chosen Korn/Ferry International to assist in the search for a CEO for the combined company resulting from the merger. Korn/Ferry International is a premier global provider of leadership and talent management solutions with reach across all industries and regions of the world.

The Committee and Korn/Ferry will undertake a comprehensive search for a proven leader with the strategic insight, operational discipline, and inspirational leadership required to transform the business and deliver the synergies that come from combining the companies. The search will consider both incumbent CEOs (Ravi Saligram and me) as well as external candidates.

Third, we have selected and appointed Integration Team Leads from Office Depot and OfficeMax who will work together to create and be prepared to execute integration plans for each of our business units and support functions. The Integration Team Leads will be key contributors in successfully combining our two companies, ensuring business continuity through Day 1 (immediately following closing) and beyond, delivering our synergy commitments, and shaping the structure and operating model for our new organization.

Their work will include:

•	Identifying, analyzing, and resolving integration issues

•	Creating individual sub-teams to design integration at the operational level

•	Preparing bottom-up financial targets

•	Developing options and recommendations for the joint Steering Committee

•	Planning the execution of integration plans

•	Developing a plan to transition integration implementation work to the business units after close

Each integration team will have oversight and support from executive sponsors from both Office Depot and OfficeMax. This will ensure alignment between integration teams and executive expectations. In addition, each integration team will receive support from the Integration Management Office (IMO) and our Integration Partner, BCG.

Congratulations to the Integration Team Leads for stepping up for this important work. For most of them it will be a full-time role, starting this week. Planning is already under way to transition their workload so that they can be free to dedicate the necessary time to this important responsibility.

I realize that in order for the Integration Team Leads to focus on their new role, many of you will be taking on added work and stretching responsibilities to make it possible. Please know that it does not go unnoticed. While it may seem like there are many distractions, we must focus on our core business and deliver our 2013 operating plan. Your hard work will ensure that this happens.

Finally, as part of the merger integration, we will be determining the corporate headquarters location for the combined organization. I spoke with Florida Governor Rick Scott over a month ago and let him know that it was premature to discuss incentives and tax relief for remaining in Florida as we had agreed with OfficeMax that we would approach the issue on a combined basis. While you may have heard recent chatter, please know that no decision on headquarters has been made at this point.

Once again, I will continue to keep you updated on additional news and milestones as they develop.

Thank you for your dedication to Office Depot.

Neil

Integration Team Leads
Team	Executive Sponsor Office Depot	Executive Sponsor OfficeMax	Team Lead Office Depot	Team Lead OfficeMax
Integration Management Office (IMO)	Mike Newman CFO	Bruce Besanko CFO	Vince Pierce SVP	Paul Hoelscher VP
Communications			Don Mears Dir	Angie Gorman Sr. Dir
Culture and Change			Don Mears Dir	Ronda Aimi Sr. Dir Kevin Pope Sr. Mgr
Project Management			Nathan Warner Sr. Dir	Steve MacCarthy Sr. Dir
Synergy Tracking			Sharon McGregor VP	Julia Prokofieva Sr. Mgr
Talent Management			Robyn Tyler VP	Terri Mayes VP Kevin Pope Sr. Mgr

B2B Ops	Steve Calkins SVP	John Kenning EVP	David Trudnowski VP	Mary Dunnam SVP
Brand Marketing	Bob Moore EVP	Kim Feil CMO	Diane Nick VP	Tim Wilson VP
Communications / PR	Neil Austrian CEO	Ravi Saligram CEO	Brian Levine VP	Julie Treon VP
E-commerce	Mike Kirschner SVP	Jim Barr EVP	Casey Cannon Dir	Tim Kurth VP
Finance / Accounting	Mike Newman EVP	Bruce Besanko CFO	Vernon Hendricks VP	Deb O’Connor SVP
Human Resources	Michael Allison EVP	Steve Parsons EVP	Robyn Tyler VP	Jeff Johnson SVP
Indirect Procurement	Kim Moehler SVP	Larry Hartley SVP	David Elford Sr. Dir	Mike Williams Sr. Dir
IT	Todd Hale VP	Jim Barr EVP	Andrew Parry VP	Charlie Baugh SVP
Legal	Elisa Garcia EVP	Matt Broad EVP	Elisa Garcia EVP	Matt Broad EVP
Merchandizing/COGS	Bob Moore EVP	Ron Lalla EVP	Michael Mahler VP	Kelli Guhde VP
Retail Ops	Juan Guerrero SVP	Michael Lewis EVP	Mario Bevilacqua Sr. Mgr	Chris Richardson VP
Supply Chain	Brent Beabout SVP	Larry Hartley SVP	Bob Zelis Dir	Rob Saper VP

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed merger of Office Depot, Inc. (“Office Depot”) with OfficeMax Incorporated (“OfficeMax”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S-4 (Registration No. 333-187807) that includes a Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a prospectus of Office Depot. The registration statement, as amended, was declared effective by the SEC on June 7, 2013. Office Depot and OfficeMax mailed the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction on or about June 10, 2013. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-7878, and will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the definitive Joint Proxy Statement/Prospectus filed with the SEC on June 10, 2013. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and Amendment No. 1 on Form 10-K/A, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.